Filed by D.R. Horton, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Forestar Group Inc.

Commission File No: 001-33662

Jessica Hansen, Vice President of Investor Relations

1341 Horton Circle, Arlington, Texas 76011

817-390-8200 | InvestorRelations@drhorton.com

June 23, 2017

D.R. HORTON RAISES OFFER TO $17.75 PER SHARE TO ACQUIRE 75% OF FORESTAR; FORESTAR BOARD DECLARES REVISED OFFER “SUPERIOR PROPOSAL” TO AMENDED AGREEMENT WITH STARWOOD CAPITAL GROUP

ARLINGTON, Texas – D.R. Horton, Inc. (NYSE: DHI) (“D.R. Horton”), America’s Builder, today announced an increased offer to acquire 75% of the currently outstanding shares of Forestar Group Inc. (NYSE: FOR) (“Forestar”) for $17.75 per share in cash. In a press release earlier today, the Forestar Board of Directors said it had deemed the D.R. Horton offer a “Superior Proposal” to the amended agreement between Forestar and Starwood Capital Group.

Donald R. Horton, Chairman of the Board, said, “We are pleased that the Forestar Board has determined that our revised offer constitutes a ‘Superior Proposal,’ and we look forward to completing this transaction as quickly as possible in the best interests of the Forestar and D.R. Horton shareholders.

“This transaction advances D.R. Horton’s strategy of increasing our access to high-quality optioned land and lot positions and will allow us to significantly accelerate Forestar’s growth into a leading national land developer. Forestar’s shareholders will receive superior and immediate cash value, along with the opportunity to participate in significant value creation over the long term. This strategic alignment will enable both companies to enhance their operational efficiency and returns.”

Slides with further detail about the proposed transaction are available at investor.drhorton.com/FOR.

Moelis & Company is serving as financial advisor to D.R. Horton in connection with this proposal, and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

About D.R. Horton, Inc.

D.R. Horton, Inc., America’s Builder, has been the largest homebuilder by volume in the United States for fifteen consecutive years. Founded in 1978 in Fort Worth, Texas, D.R. Horton has operations in 78 markets in 26 states across the United States and closed 43,075 homes in the twelve-month period ended March 31, 2017. The Company is engaged in the construction and sale of high-quality homes through its diverse brand portfolio that includes D.R. Horton, Emerald Homes, Express Homes and Freedom Homes ranging from $100,000 to over $1,000,000. D.R. Horton also provides mortgage financing and title services for homebuyers through its mortgage and title subsidiaries.

Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton on the date this release was issued. D.R. Horton does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements in this release relate to D.R. Horton’s commitment to completing this transaction as quickly as possible in the best interests of the Forestar and D.R. Horton shareholders; that this will advance D.R. Horton’s strategy to increase our access to high-quality optioned land and lot positions and allow us to significantly accelerate Forestar’s growth into a leading national land developer; that Forestar’s shareholders will receive superior and immediate cash value, along with the opportunity to participate in significant value creation over the long term; and that this strategic alignment will enable both companies to enhance their operational efficiency and returns.

Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: our ability to enter into mutually satisfactory definitive transaction agreements with Forestar, obtain any requisite approval from Forestar stockholders, and satisfy any conditions to closing of such proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the cyclical nature of the homebuilding industry and changes in economic, real estate and other conditions; constriction of the credit markets, which could limit our ability to access capital and increase our costs of capital; reductions in the availability of mortgage financing provided by government agencies, changes in government financing programs, a decrease in our ability to sell mortgage loans on attractive terms or an increase in mortgage interest rates; the risks associated with our land and lot inventory; home warranty and construction defect claims; the effects of a health and safety incident; the effects of negative publicity; supply shortages and other risks of acquiring land, building materials and skilled labor; the impact of an inflationary, deflationary or higher interest rate environment; reductions in the availability of performance bonds; increases in the costs of owning a home; the effects of governmental regulations and environmental matters on our homebuilding operations; the effects of governmental regulations on our financial services operations; our significant debt and our ability to comply with related debt covenants, restrictions and limitations; competitive conditions within the homebuilding and financial services industries; our ability to effect our growth strategies, acquisitions or investments successfully; the effects of the loss of key personnel; and information technology failures and data security breaches. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton’s annual report on Form 10-K and our most recent quarterly report on Form 10-Q, both of which are filed with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the possible completion of D.R. Horton’s proposed transaction with Forestar, it is expected that the parties would cause the filing with the SEC of a registration statement on Form S-4 that would include a proxy statement/prospectus to be distributed to Forestar stockholders. SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, proxy statement/prospectus and other relevant documents will be available at no cost at the SEC’s website at http://www.sec.gov and on D.R. Horton’s website at investor.drhorton.com. Copies may also be obtained at no cost by contacting D.R. Horton’s Investor Relations department by telephone at (817) 390-8200 or by email at InvestorRelations@drhorton.com.

D.R. Horton and its directors and certain of its executive officers may be deemed to be participants in any solicitation in connection with the proposed transaction with Forestar. Information regarding D.R. Horton’s directors and executive officers is available in D.R. Horton’s proxy statement for the 2017 Annual Meeting of Stockholders, filed with the SEC on December 9, 2016. Other information regarding D.R. Horton participants in any proxy solicitation in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. As of the date hereof, the D.R. Horton participants do not own any securities of Forestar.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CONTACTS

Investor Relations Contact: Jessica Hansen, Vice President of Investor Relations – (817) 390-8195 jlhansen@drhorton.com

Media Contacts: Sard Verbinnen & Co – Liz Zale (212) 687-8080 lzale@sardverb.com; Kelly Kimberly (832) 680-5120 kkimberly@sardverb.com